March 6, 2009
VIA EDGAR & OVERNIGHT COURIER
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Orbitz Worldwide, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File Number: 001-33599
Dear Mr. Shenk:
     This letter responds to the comments contained in your letter dated February 18, 2009 related to the above-referenced filings of Orbitz Worldwide, Inc. (the “Company”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.
Form 10-K For the Year Ended December 31, 2007
Management’s Discussion and Analysis, page 37
Results of Operations, page 40
1. Refer to your response to our prior comment number 1. It is not clear to us why disclosure in regard to the details of the significant components of your revenues and analysis of the changes therein would not provide a further understanding of your results of operations, and therefore be meaningful to investors. For example, payments from vendors and customers are likely to differ with regard to credit risk and payment terms and timing. In addition, factors affecting your business may not necessarily have the same impact on each of your revenue sources, and each revenue source may have its own unique set of factors impacting it. Further, investors will be able to discern the relative contributions to your results made by each revenue source along with any associated trends and related impacts. Also, it is not clear how your current presentation is informative and meaningful without the additional details by revenue source. Please explain. In regard to your inability to derive the amount of net revenue attributed to the retail model versus the merchant model across all of its brands for all of the periods requested, please explain to us in more detail why such information is not available. Tell us the prior periods for which such information is available, and provide us the associated amounts. In connection with this, it is not clear to us how you were able to differentiate revenues between the retail and merchant models for internal assessment as to the appropriate amount of revenue to recognize. Please advise. Overall, we continue to believe that presenting the details of your revenues based on the best available information is informative and meaningful to investors and believe you should expand your disclosure accordingly.
Response:

The Company’s management has concluded that disclosing net revenue detailed by domestic and international and by product provides the most meaningful and effective way for management and investors to understand the net revenue trends impacting the Company’s results of operations. The Company’s internal review of net revenue is also performed on this basis. The Company acknowledges however that its current disclosure of net revenue by product, specifically air and non-air and other categories, could be more meaningful to investors if it were to disclose net revenue from non-air travel in a category separate and distinct from net revenue from other sources. As a result, the Company will revise its disclosure of net revenue by product in future filings to present net revenue from air, non-air and other sources separately.

In response to the Staff’s comment and to provide more information to investors, the Company will revise its disclosure in future filings to also disclose the amount of net revenue attributed to incentive payments earned for segments processed through global distribution systems (“GDSs”) for the periods presented. For the years ended December 31, 2007, 2006 and 2005, $116 million, $101 million and $87 million of the Company’s net revenue was attributed to incentive payments earned for segments processed through GDSs, respectively.

In addition, the Company acknowledges the Staff’s comment that disclosing net revenue attributed to both the retail and merchant models could have relevance to investors as the Company acknowledges that in the future there may be factors affecting its business that may impact net revenue generated from one of these models more than the other. For example, while credit risk does not differ substantially between the retail and merchant models, the difference in payment terms and timing between the two models could cause them to be subject to different trends and risks. However, the Company does not believe that the factors affecting its business have disparately impacted one model over the other in the past, and therefore does not believe that detailing net revenue for periods prior to 2009 on this basis would be meaningful to investors.

Furthermore, the Company does not have the ability to derive the amount of net revenue attributed to the retail model versus the merchant model across all of its brands for periods prior to 2009, as its ebookers brands did not track net revenue for air bookings on this basis. The technology platforms that supported the Company’s ebookers brands prior to the implementation of the Company’s new technology platform (which was fully implemented at the end of 2008) did not differentiate between retail and merchant air bookings. Therefore, to provide the additional disclosure requested by the Staff for periods prior to 2009 would be unduly burdensome to the Company. Since the Company has the ability to derive the information requested by the Staff beginning in 2009, the Company will separately disclose revenue generated from the retail and merchant models at such time as this information is available on a comparative basis for the periods presented in its future filings.
In response to the Staff’s comment with respect to how the Company was able to differentiate revenues between the retail and merchant models in order to determine the appropriate amount of revenue to recognize, the Company recognizes net revenue for air bookings at ebookers under both the merchant model and retail model at the time of booking. Accordingly, net revenue for air bookings at ebookers does not need to be tracked separately (on a retail versus merchant model basis) in order for it to be accounted for properly. Net revenue for non-air and other bookings was tracked separately (on a retail versus merchant model basis) across all of the Company’s brands.

The Company clarifies for the Staff that the Company’s disclosure of its accounting policy for revenue recognition of merchant air transactions in its 2007 10-K was only reflective of the accounting practices of its U.S. brands, where recognition was based on the departure date. The Company acknowledges that its prior disclosure did not adequately address its accounting policy for revenue recognition of merchant air transactions at its international brands, where recognition was at the time of booking. The Company had previously concluded that the level of post booking services provided to the customer for domestic merchant air transactions was not inconsequential to the overall services provided, and therefore the Company’s accounting practices for merchant air transactions were inconsistent between its domestic and international brands during the year ended December 31, 2007.

During the year ended December 31, 2008, the Company reevaluated the extent of post booking services provided to the customer for its domestic brands. As a result of new information, the Company determined that the services that it provides to the customer after ticketing are inconsequential and perfunctory to the overall services provided and therefore, that it should recognize revenue for domestic merchant air transactions at booking, consistent with its international brands. This change in practice had an immaterial impact on the Company’s financial statements as the majority of domestic air transactions are under the retail model. Accordingly, the Company intends to revise its future disclosure of its accounting policy for merchant air transactions as follows:

“We recognize net revenue under the merchant model when we have no further obligations to our customers. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. This timing is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.”

The Company does not believe that override commissions from travel suppliers, advertising or travel insurance represent a significant component of its total net revenue (each represents 5% or less of total net revenue). Furthermore, historically, these amounts have not meaningfully changed as a percentage of total net revenue from period to period. Accordingly, the Company does not believe that this information would be meaningful to an investor’s understanding of its results of operations and respectfully submits to the Staff that no additional disclosure with respect to override commissions, advertising or travel insurance should be required or is necessary. However, the Company will continue to reassess the significance of these revenue streams in the future, and will provide additional disclosure as to the amount of net revenue attributed to these revenue streams if they do in fact become significant.

Management will continue to evaluate whether its current presentation of net revenue is the most meaningful and effective way for management and investors to understand the net revenue trends of the Company and will consider for its fiscal year 2009 filings if the disclosure of net revenue earned from its suppliers separate and distinct from net revenue earned from its customers is more meaningful to investors.
2. Refer to your response to our prior comment number 2. We believe that your intended revised disclosure is not adequate. You state that given the variable nature of your expenses, you believe your investors are primarily focused on total cost of revenue, SG&A, and marketing expenses. However, it does not appear that SG&A is highly variable nor that other expenses varied in proportion to changes in your revenue. For example, cost of revenue increased 39 percent in 2007 while revenue increased only 14 percent and gross bookings increased only 10 percent. In addition, it is not clear why the variable nature of certain of your costs would preclude investors from being interested in understanding the details of what drove those costs. Your intended revised disclosure of cost of revenue is also inadequate because it does not quantify the various factors to which changes are attributed. For example, you state cost of revenue increased due to higher customer service costs, credit card processing fees, charge backs, and the opening of additional call centers but you did not quantify any of these factors. Your intended revised disclosure of SG&A states that total SG&A decreased $2 million, but you quantify only two items that resulted in an additional $21 million in costs (the $13 million early termination penalty and the $8 million of IPO costs). This leaves at least $23 million of cost reductions unquantified. In addition, you state that there was a decrease in your wages and benefits and other operating expenses in your domestic and international businesses, but do not explain the underlying reason for the decrease in such costs. With regard to your intended revised disclosure of marketing expense, we note that you discuss the costs on a geographic basis. To the extent you believe it is important to provide information on a geographic basis, we believe you should quantify total expense by geographic area (domestic and international). We note your disclosure that domestic marketing expense increased $13 million, however without disclosure of the absolute amount of domestic marketing expense, the $13 million increase does not provide investors with adequate context with which to analyze the significance of the variance.

Therefore, we continue to believe that a comparative table that quantifies the significant individual expense sub-categories of each of cost of revenue, selling, general and administrative expenses and marketing expenses, accompanied by the appropriate level of analysis, provides greater transparency to investors of the components making up such expenses and, thereby, greater insight to your results of operations. In addition, we believe your disclosures could be improved and made much more user-friendly and clear by:
•	Increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	Using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	Ensuring that all material factors are quantified and analyzed; and

•	Quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate
We believe that such presentation will enable investors to readily discern the relative contributions to your results made by each expense category along with any related trends and related impacts, and thereby permit greater focus on the associated underlying drivers. Please expand your disclosure accordingly.
Response:

In response to the Staff’s comment, the Company intends to revise its disclosure of cost of revenue, selling, general and administrative expense and marketing expense in future filings to quantify the material factors to which changes are attributable and to provide a more robust discussion and analysis of the underlying business reasons driving the changes in these factors. The Company has provided its intended revised disclosure below.

Revised disclosure:
• Cost of revenue

Our cost of revenue is primarily comprised of costs incurred to operate our customer service call centers, credit card processing fees incurred on our merchant bookings, ticketing costs, charge-backs, and connectivity and other processing costs. Cost of revenue increased $44 million, or 39%, to $157 million for the year ended December 31, 2007 from $113 million for the year ended December 31, 2006.

The increase in cost of revenue was driven by a $31 million increase in customer service costs, a $7 million increase in charge-backs and a $6 million increase in credit card processing fees. Higher domestic and international transaction volume, coupled with the opening of additional call centers, resulted in higher customer service costs during the year ended December 31, 2007. The increase in charge-backs was primarily driven by higher charge-backs at one of our international locations during 2007 due to an increase in fraudulent credit card usage. Growth in our merchant bookings resulted in higher credit card processing fees.

• Selling, general and administrative expense

Our selling, general and administrative expense is primarily comprised of wages and benefits, consulting and professional services fees, and system maintenance and network communication costs. Selling, general and administrative expense decreased $2 million to $301 million during the year ended December 31, 2007 from $303 million for the year ended December 31, 2006. During the year ended December 31, 2007, we recorded a one-time exit penalty of $13 million due to the early termination of an agreement and incurred $8 million of one-time audit and consulting fees in connection with our IPO and the post-IPO transition period.

These expense increases were more than offset by a $16 million decrease in our wages and benefits, a $3 million decrease in our facilities expense, a $3 million decrease resulting from insurance reimbursements received and a $1 million decrease in other operating expenses. The decrease in wages and benefits was primarily due to the sale of our offline U.K. travel subsidiary in July 2007 (due to the inclusion of seven months of expense from that subsidiary in 2007 as compared to a full year of expense in 2006) and an overall reduction in head count at our international subsidiaries during 2007. The decrease in facilities costs is primarily due to a decrease in rent expense as a result of the relocation of our corporate office, and to a lesser extent, a reduction in our office space leased in the U.K. We recorded a $3 million reduction to selling, general and administrative expense during the year ended December 31, 2007 for the insurance reimbursement of costs we previously incurred to defend hotel occupancy tax cases. No such reimbursements were received in 2006.

• Marketing expense

Our marketing expense is primarily comprised of online marketing costs, such as search and banner advertising, and offline marketing costs, such as television, radio and print advertising. Our investment in online marketing is significantly greater than our investment in offline marketing. Marketing expense increased $25 million, or 9%, to $302 million for the year ended December 31, 2007 from $277 million for the year ended December 31, 2006.

Domestically, our marketing expense increased $13 million, to $226 million for the year ended December 31, 2007 from $213 million for the year ended December 31, 2006, which was primarily driven by an increase in online marketing costs. Our online marketing costs increased largely due to the growth in transactions sourced through online channels as well as an increase in the cost of key words which we bid on to drive customers to our websites. Internationally, our marketing expense increased $12 million, to $76 million for the year ended December 31, 2007 from $64 million for the year ended December 31, 2006, which was partially driven by an increase in online marketing expense due to the growth in transaction volume. We also experienced higher offline marketing costs due to the launch of a new marketing campaign in September 2007 to promote our ebookers brand in the U.K.
The Company believes that its revised disclosure succinctly and effectively conveys to an investor the relative contributions made by each expense sub-category to its operating results. Accordingly, the Company does not believe that providing an additional table quantifying the changes in these expense sub-categories is necessary to provide an investor with a better understanding of this information and, therefore, the Company has respectfully decided not to add a table to the revised disclosure.
Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 70
3.	Refer to your response to our prior comment number 6. Although the timing of revenue recognition may not be at issue in regard to the components that make up your dynamic vacation packages, the basis upon which revenue is attributed to the respective components of the package is relevant in regard to the determination of the respective separate categories of revenue presented elsewhere in the document. Accordingly, please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold and any other sources of revenue that may consist of multiple elements.
Response:

The Company does not allocate the components that make up dynamic vacation packages between the air, non-air and other categories of net revenue it presents elsewhere in the document. All net revenue attributed to the components of a dynamic vacation package is included in the non-air net revenue category. In response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify this.

Revised disclosure:
Non-air net revenue is comprised of net revenue from hotel bookings, dynamic packaging (which may include a combination of travel products, such as air, hotel and car reservations), car bookings, cruise bookings and destination services.
Note 4. Property and Equipment, net, page 82
4.	Refer to your response to our prior comment number 8. Please tell us whether the remaining depreciable useful life of the pre-existing technology still in use until mid 2009 has been adjusted to coincide with the anticipated time of its removal from operation.
Response:

The pre-existing technology that was replaced by the new technology platform was fully depreciated at the time the first phase of the platform was placed in service, which was July 2007.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Liquidity and Capital Resources, page 39
Liquidity, page 39
5.	Refer to your response to our prior comment number 12. We note the statement in the first paragraph of your intended revised disclosure that the timing difference between the cash collected from your customers and payment to your suppliers impacts your working capital and operating cash flows. While we agree that this timing difference impacts your operating cash flows, it is not clear how it impacts your working capital. Rather, it would appear that the subsequent use of cash from customers for investing and financing commitments, as described in paragraphs three and five of your revised disclosure, actually causes the changes to your working capital. In this regard, it appears your intended revised disclosure could be made more accurate by eliminating the reference to working capital in the first paragraph. Please advise.
Response:

In response to the Staff’s comment, the Company will eliminate the reference to working capital in the first paragraph of the intended revised disclosure that the Staff references in its comment above.
Non-GAAP Financial Measures
6.	Refer to your response to our prior comment number 15. You state that your non-GAAP performance measures provide greater insight into management decision making at your company, but it is not clear exactly how they do so. You state that Adjusted EBITDA corresponds more closely to cash earnings generated by your ‘core operations’ by excluding various items. Please tell us and revise to clearly explain how Adjusted

EBITDA corresponds more closely to cash earnings when it is derived from an accrual based amount and that not all significant noncash items, such as receivables, payables, and accrued expenses, have been excluded. In addition, please define core operations and explain why core operations exclude various non-cash expenses. You state that exclusion of various items from Adjusted EBITDA provides investors with a useful tool to compare operating performance period over period on a consistent basis. Please explain to us why investors’ comparison of your performance should disregard items affecting your operating performance. You state that EBITDA is widely used by investors to measure a company’s operating performance without regard to various items which can vary from company to company depending on accounting methods and book value of assets, capital structure and the method by which assets were acquired. In this regard, please tell us and revise to disclose why investors should disregard your specific accounting methods and book value of assets, your capital structure and the method by which you acquired assets when evaluating your performance. Also, please note that the use of a non-GAAP measure by analysts is not substantive reason specific to you that justifies disclosure of the measure. Refer to footnote 44 of FR-65. Please also revise your intended revised disclosure to:
•	Disclose why it is useful for investors to disregard each item eliminated from EBITDA and Adjusted EBITDA when evaluating your performance. For example, state specifically why you believe investors should disregard depreciation, interest costs and stock-based compensation expense. To the extent your justification involves the non-cash nature of certain items, please explain to us why you do not adjust for other non-cash items, such as accruals of revenue, and tell us why use of operating cash flows, a GAAP measure, would not serve the intended purpose.

•	Expand upon how exclusion of interest expense is meaningful to investors when it appears to be a cost of your recurring working capital deficit that is funded in part with borrowed funds.

•	Present with equal or greater prominence the comparable GAAP measure whenever a non-GAAP measure is presented. For example, you presented “Adjusted EBITDA” in a lead in bullet of the earnings release for your third quarter 2008 results without presenting the comparable GAAP measure with equal or greater prominence.
In the alternative, please consider discontinuing the use of these non-GAAP measures of operating performance.
Response:

EBITDA and Adjusted EBITDA are among the primary metrics by which management evaluates the performance of the business. Management believes that when viewed with GAAP results and the accompanying reconciliation, EBITDA and Adjusted EBITDA provide additional information that is useful for management and other external users to gain an understanding of the factors and trends affecting the ongoing cash earnings capability of the Company’s business, from which capital investments are made and debt is serviced. These supplemental measures are used by management and the board of directors to evaluate the Company’s actual results against management’s expectations. The compensation of management and other employees within the Company is also tied to the Company’s actual performance, as measured by Adjusted EBITDA relative to performance targets established by the Company’s board of directors and its compensation committee.

In response to the Staff’s comment regarding the definition of “core operations,” the Company clarifies that its intent in providing these non-GAAP measures is to provide a supplemental measure of the ongoing cash earnings capability of the Company’s business, by excluding certain non-cash items, such as depreciation and amortization, goodwill and intangible asset impairment charges, and stock-based compensation expense, and non-recurring items, such as restructuring expense. Adjusted EBITDA does not exclude certain non-cash items, such as accruals of revenue and expense, because these items represent timing differences and management believes that by including these items, it is providing a better view of the cash earnings capability of the business.

The Company intends to clarify its disclosure as such by removing reference to its “core operations” and clarifying its intent in providing these non-GAAP measures, as described above. The Company does not believe that the use of GAAP operating cash flows serves the intended purpose of this disclosure, as it does not remove the effects of non-recurring items that are not reflective of the ongoing cash earnings capability of the business. Furthermore, the Company uses these non-GAAP measures as measures of operating performance rather than liquidity, and therefore believes that net income is the most comparable GAAP measure to which these measures should be reconciled.

In response to the Staff’s comment, the Company acknowledges that its’ accounting methods, book value of assets, capital structure and the method by which it acquired assets should be included in an investor’s assessment of its business and management believes it has provided sufficient detail regarding these items in the Company’s financial statements and related disclosures. However, management also believes that supplemental measures, such as EBITDA and Adjusted EBITDA, which exclude the impact of certain non-cash and non-recurring items, are useful to evaluate the ongoing cash earnings capability of the business.

Depreciation and amortization are non-cash charges that are impacted by the Company’s accounting methods and book value of assets. By excluding these non-cash charges, management, together with investors, are provided with supplemental metrics to evaluate cash earnings. Management believes that the review of these supplemental metrics in conjunction with other GAAP metrics, such as capital expenditures, is more useful for management and external users in understanding our business than the inclusion of depreciation and amortization expense in the non-GAAP measures used by management, since depreciation and amortization expense has historically fluctuated as a result of purchase accounting and this expense involves management judgment (e.g. estimated useful lives).

Additionally, at the time the Company was acquired by affiliates of The Blackstone Group and Technology Crossover Ventures in August 2006, the Company recorded significant adjustments in order to reflect the fair value of deferred revenue and accrued liabilities on the opening balance sheet date. These adjustments reduced deferred revenue and accrued liabilities and resulted in a reduction in net revenue and operating income for the year ended December 31, 2007. Because these items represent significant non-cash reductions to operating income and are non-recurring in nature, the Company believes that adding them back to EBITDA to reach adjusted EBITDA is more representative of the ongoing cash earnings capability of the business.

Regarding the exclusion of expenses that result from the Company’s capital structure, such as interest expense, to clarify, the majority of the Company’s interest expense represents interest expense incurred on the $600 million term loan that was obtained at the time of the initial public offering of the Company’s common stock (“IPO”). The proceeds from the term loan were not used to reduce the Company’s working capital deficit that existed at the time of the IPO. These proceeds were used to repay intercompany notes to Travelport, to pay a dividend to an affiliate of Travelport and to settle other intercompany balances between the Company and Travelport that were generated prior to the IPO.

The Company generally only funds working capital requirements with borrowed funds (specifically, funds borrowed under its revolving credit facility) in the fourth quarter of the year when its cash balances are typically the lowest. The Company’s interest expense incurred on the revolving line of credit has historically not been significant (less than $1 million annually in each of the years ended December 31, 2008 and 2007). As a result, nearly all of our interest expense is not incurred to fund the Company’s operating activities. In addition, excluding interest expense from the Company’s non-GAAP measures is consistent with the Company’s intent to disclose the ongoing cash earnings capability of the Company’s business, from which capital investments are made and debt is serviced.

Management will continue to evaluate whether EBITDA and adjusted EBITDA are the most meaningful supplemental measures to reflect the ongoing cash earnings capability of the Company.

In response to the Staff’s comments, the Company will expand its disclosure in its future filings and has provided its intended revised disclosure below. Additionally, in light of the Staff’s comments, the Company further reviewed the nature of the items for which EBITDA is adjusted and has concluded that although the Company had initially considered severance charges to be non-

recurring in nature, given the frequency of occurrence of these charges, the Company believes that they are more likely to be viewed as recurring in nature, under the circumstances giving rise to the charges. As a result, the Company will no longer add severance charges back to EBITDA to arrive at Adjusted EBITDA. The Company believes this revised disclosure complies with each of the applicable requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K.

Also, the Company will ensure in its future earnings releases that it presents with equal or greater prominence the comparable GAAP measure whenever a non-GAAP measure is presented.

Revised disclosure:
Non-GAAP Financial Measures
EBITDA is a performance measure used by management that is defined as net income or net loss plus: net interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for certain non-cash and unusual or non-recurring items as described below. Orbitz Worldwide uses and believes investors and other external users of the Company’s financial statements benefit from the presentation of EBITDA and adjusted EBITDA in evaluating its operating performance because:
•	These measures provide greater insight into management decision making at Orbitz Worldwide as they are among the primary metrics by which management evaluates the operating performance of the Company’s business. Management believes that when viewed with GAAP results and the accompanying reconciliation, EBITDA and Adjusted EBITDA provide additional information that is useful for management and other external users to gain an understanding of the factors and trends affecting the ongoing cash earnings capability of the Company’s business, from which capital investments are made and debt is serviced. These supplemental measures are used by management and the board of directors to evaluate the Company’s actual results against management’s expectations. The compensation of management and other employees within the Company is also tied to the Company’s actual performance, as measured by Adjusted EBITDA relative to performance targets established by the Company’s board of directors and its compensation committee.

•	EBITDA measures performance apart from items such as interest expense, income taxes and depreciation and amortization.

Management believes that the exclusion of interest expense is necessary to evaluate the cash earnings capability of the business. The Company generally only funds working capital requirements with borrowed funds (specifically, funds borrowed under its revolving credit facility) in the fourth quarter of the year when its cash balances are typically the lowest. The Company’s interest expense incurred on the revolving line of credit has historically not been significant. As a result, nearly all of the Company’s interest expense is not incurred to fund its operating activities. In addition, excluding interest expense from the Company’s non-GAAP measures is consistent with the Company’s intent to disclose the ongoing cash earnings capability of the business, from which capital investments are made and debt is serviced.

Management believes that the exclusion of non-cash depreciation and amortization is also necessary to evaluate the cash earnings capability of the business. Management believes that the review of its non-GAAP measures in conjunction with other GAAP metrics, such as capital expenditures, is more useful in understanding the Company’s business than the inclusion of depreciation and amortization expense in the non-GAAP measures used by management, since depreciation and amortization expense has historically fluctuated as a result of purchase accounting and this expense involves management judgment (e.g. estimated useful lives).

•	Adjusted EBITDA corresponds more closely to ongoing cash earnings capability of the Company’s business, by excluding the items described above, as well as certain other non-cash items, such as goodwill and intangible asset impairment charges and stock-based compensation, and other unusual and non-recurring items, such as restructuring expense. Adjusted EBITDA does not exclude certain non-cash items, such as accruals of revenue and expense, because these items represent timing differences and management believes that by including these items, it is providing a better view of the cash earnings capability of the business.
EBITDA and Adjusted EBITDA, as presented for the years ended December 31, 2008 and December 31, 2007, are not defined under GAAP, and do not purport to be an alternative to net income or net loss as a measure of operating performance. EBITDA and adjusted EBITDA have certain limitations in that they do not take into account the impact of certain expenses to the Company’s income statement, such as stock-based compensation, goodwill and intangible asset impairment charges, acquisition-related accounting and certain one-time items, if applicable. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies.

The following table provides a reconciliation of net loss to EBITDA:

	Year Ended December 31,
	2008	2007

(in millions)

Net income (loss)	$(299)	$(85)
Interest expense, net	63	83
Provision (benefit) for income taxes	(2)	43
Depreciation and amortization	66	57

EBITDA	$(172)	$98

EBITDA was adjusted by the items listed and described in more detail below. The following table provides a reconciliation of EBITDA to Adjusted EBITDA.

	Year Ended December 31,
	2008	2007

(in millions)

EBITDA	$(172)	$98
Goodwill and intangible impairment expense (a)	297	—
Purchase accounting adjustments (b)	—	6
Corporate allocations and other direct corporate costs (c)	—	7
Global platform expense (d)	—	8
Stock-based compensation expense (e)	17	8
Restructuring and moving expenses (f)	—	2
Public company costs (g)	—	(8)
Professional services fees (h)	5	8
Contract exit costs (i)	—	13
Adjustment to tax sharing liability (j)	(14)	—

Adjusted EBITDA (k)	$133	$142

(a)	Represents the non-cash charge recorded for impairment of goodwill and intangible assets at both the Company’s international and domestic subsidiaries during the year ended December 31, 2008. Management adjusts for this item because it represents significant non-cash operating expense that is not reflective of the cash earnings capability of the business.

(b)	Represents the purchase accounting adjustments made at the time the Company was acquired by affiliates of The Blackstone Group and Technology Crossover Ventures in August 2006 in order to reflect the fair value of deferred revenue and accrued liabilities on the opening balance sheet date. These adjustments reduced deferred revenue and accrued liabilities and resulted in a reduction in net revenue and operating income for the year ended December 31, 2007. Management adjusts for this item because it represents a significant non-cash reduction to operating income.

(c)	Represents corporate allocations and direct costs for services performed on the Company’s behalf by Travelport through the date of the Company’s initial public offering in July 2007 (“IPO”). Following the IPO, the Company performs these services with either internal or external resources, although it continues to utilize Travelport for certain services under a transition services agreement. Refer to footnote (g) below for a discussion of the Company’s estimate of costs it would have incurred had it been operating as a public company for the year ended December 31, 2007. Management adjusts for these costs in the year ended December 31, 2007 because they provide for comparability across periods in a time of the Company’s transition from a private to a public company.

(d)	Represents costs associated with operating two technology platforms simultaneously as the Company invested in its global technology platform. Management adjusts for this item as it is a significant duplicative expense that management does not reasonably believe will recur in future periods.

(e)	Primarily represents non-cash stock compensation expense; also includes expense related to restricted cash awards granted as a private company. Management adjusts for this item as it represents a significant non-cash operating expense that is not indicative of the cash earnings capability of the business.

(f)	Represents costs incurred to relocate the Company’s corporate offices. Management adjusts for this item because it represents a one-time, non-recurring charge.

(g)	Certain corporate costs were previously incurred on the Company’s behalf by Travelport. This adjustment represents the Company’s estimate of costs it would have expected to incur for certain headquarters and public company costs had it been operating as a public company for the year ended December 31, 2007, including costs for services which were previously provided by Travelport and adjusted for in footnote (c) above. These costs include tax, treasury, internal audit, board of directors’ costs, and similar items. Also included are costs for directors and officers insurance, audit, investor relations and other public company costs. The amount shown for the year ended December 31, 2007, includes the Company’s estimate of such costs. Management adjusts for these costs for the year ended December 31, 2007 because they provide for comparability across periods in a time of the Company’s transition from a private to a public company.

(h)	Represents accounting and consulting services primarily associated with the IPO and post-IPO transition period. Management adjusts for these costs because they are non-recurring charges, representative of our transition to a public company. The Company expects these costs to cease in 2009.

(i)	Represents costs to exit an agreement. Management adjusts for these costs because they represent one-time, non-recurring charges, which management does not reasonably believe will recur in future periods.

(j)	Represents an adjustment recorded to properly reflect the present value of the tax sharing liability. Management adjusts for this item as it represents a significant non-cash item that is not indicative of the cash earnings capability of the business.

(k)	Includes EBITDA of Tecnovate, an Indian services organization that the Company sold on July 5, 2007, of $3 million for the year ended December 31, 2007. Also includes EBITDA of Travelbag (an offline U.K. travel business) that the Company sold on July 16, 2007 of $(2) million for the year ended December 31, 2007. Travelbag had net revenue of $15 million and gross bookings of $136 million for the year ended December 31, 2007. Includes air net revenue of $8 million and non-air and other net revenue of $7 million of Travelbag for the year ended December 31, 2007.
*****
In connection with the responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or requests for additional information concerning this response to the undersigned at (312) 894-5000 (phone) or (312) 894-4856 (facsimile).

Very truly yours,
/s/ Marsha C. Williams
Marsha C. Williams
Senior Vice President and Chief Financial Officer Orbitz Worldwide, Inc.